[SUEZ Letterhead]

January 23, 2006

VIA EDGAR AND EXPRESS COURIER
Mr. George F. Ohsiek, Jr.
Branch Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re.:	SUEZ
Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 29, 2005
Form 6-K for the Month of September 2005
Filed September 8, 2005
File No. 1-15232

This letter is in response to the Staff’s second round comment letter regarding the above-referenced annual report on Form 20-F, set forth in your letter to me dated December 7, 2005. Set forth below are the responses to the comments in your letter. The numbering of the comments below corresponds to the numbering in your letter.

Item 5. Operating and Financial Review and Prospects, page 84 A. Results of Operations, page 90

1.	We have reviewed your response to comment 1 in our letter dated September 30, 2005. However, your proposed revised disclosure is not sufficient as it relates to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. You should specifically address each bullet point in Question 8 in crafting your disclosure. For example, specifically disclose how you will compensate for the limitations you have discussed. Please confirm to us that you will expand your discussion in future filings to provide a more robust disclosure.

We acknowledge the Staff’s comment and we confirm that we will expand our disclosures in future filings to more explicitly address each bullet point in Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Note 26. Summary of Differences Between Accounting Principles Followed by the Group and US GAAP, page F-80

2.	We have reviewed your response to comment 5 in our letter dated September 30, 2005. However, it remains unclear to us why you believe SFAS 71 does not apply to your regulated electric and gas utilities in Belgium. Based on your response, it appears the royal Decree issued in Belgium on April 4, 2001 established a regulated tariff system for your electric transmission and distribution businesses whereby you are able to pass on your costs to the customers and receive a fair return on invested capital. Likewise, it appears there is a similar system for natural gas transportation services natural gas storage services, LNG terminal services, and natural gas distribution. As you state that there has been variability regarding the acceptability of certain costs and assets in the rate base used to set tariffs, we assume you do not believe you meet the criteria in paragraph 5.a of SFAS 71, which states that regulated rates are designed to recover the specific cost of doing business. Using the criteria in paragraph 5 of SFAS 71 as a framework, please explain to us in greater detail why you do not believe you meet the criteria to apply SFAS 71, including specifically why you do not believe the current system is designed to recover your necessary and prudent costs of doing business. In this regard, tell us specifically what types of costs have been disallowed and explain to us your analysis as to whether there is a cause-and-effect relationship between costs and revenues. With respect to your uncertainty as to the ultimate rate setting mechanism that will be established over the long-term, we are unclear as to why this would affect your ability to apply SFAS 71 currently. If SFAS 71 is otherwise applicable, we assume you would apply the provisions of SFAS 101 to discontinue the use of SFAS 71 in the future if changes are made to the rate making process.

As noted in your comment above, the Royal Decrees issued in Belgium on April 4, 2001 (electricity transmission), July 11, 2002 (electricity distribution and natural gas distribution), April 15, 2002 (natural gas transportation and storage and LNG terminal services) and February 29, 2004 (natural gas distribution) (collectively, the “Decrees”) established regulated tariff systems for certain electric services (transmission and distribution services) and gas services (natural gas transportation, distribution and storage services, and LNG terminal services) (collectively, the “Services”) in Belgium.

Upon the issuance of the Decrees, we considered the criteria of paragraph 5 of Statement of Financial Accounting Standards (“SFAS”) No. 71, “Accounting for Certain Types of Regulation.” While the design of the systems outlined in the Decrees encompassed elements of a cost-of-service rate model, significant uncertainty existed as to our ability to recover our costs in rendering the Services over the long-term as:

  The Decrees lacked clarity and specificity as to key aspects of the systems, including objective guidelines regarding the definition of acceptable costs
  The systems contained in the Decrees would be subject to interpretation and rulings of the federal, regional and local regulators, the effects of which were unknown and could contradict a cost-of-service rate system
  We believed further legislative actions would be taken as the regulatory environment matured which might significantly impact the rate-setting systems over the long-term

We also considered the fact that the regulatory environment in Belgium was, and continues to be, in its formative stage and does not provide us with a reasonable basis to conclude that the criteria outlined in paragraph 5 of SFAS No. 71 have been met.

Based on these factors we believed that while the systems outlined in the Decrees were generally designed to result in a reimbursement of our costs of providing the Services, the cause-and-effect relationship between costs and revenues discussed in paragraph 65 of SFAS 71 was not present. We did not believe that sufficient evidence relating to the impact of the above factors was available for us to conclude that the systems ultimately in place over the long-term would result in a recovery of our costs.

Recent guidelines issued by the federal regulator (the “CREG”) (relating to the electricity sector) and legislative changes currently expected (relating to the electricity and gas sector) contradict the cost-of-service systems outlined in the Decrees. Specifically:

1.	The CREG has issued a ruling requiring our electricity distribution operators to achieve operating expense targets by 2008; amounts incurred above the targeted levels will not be reimbursable in the rate-setting process. This ruling effectively implements a price-control system which contradicts the cost-of-service system outlined in the Decrees and may have a significant impact on our ability to recover costs as the operating expense targets in the ruling translate into very significant reductions in our operating cost levels during the period 2005 – 2008. While this ruling does not currently encompass our electricity transmission services, we would expect similar guidelines to be issued in the future as the CREG harmonizes the regulations within the electricity sector.
2.	Changes to the regulations relating to the natural gas sector are expected which will among other things implement a concept of “manageable costs” whereby reimbursement of certain costs will be limited to certain pre-established levels. We believe that this change may have effects which are similar to those of the ruling issued in the electricity sector discussed in 1. above.
3.	The Decrees do not contain a clear definition of allowable costs. This lack of specificity has given the CREG significant latitude in assessing costs subject to reimbursement. This has led to numerous instances where our costs have not been reimbursed. For example:
    For our gas transmission operator, the CREG approved the allocation of cost between the regulated and non-regulated businesses; under the regulatory guidelines, this allocation is deemed final. However, subsequently, the CREG rejected the allocation which precluded our ability to recover these costs through the respective tariff
    Numerous other costs incurred by us in rendering the Services have been rejected by the CREG and not encompassed in the established tariffs, resulting from the absence of clarity with respect to the definition of acceptable costs in the current regulations; as a result, there are a significant number of matters currently in litigation
    For certain of our operators, the CREG applies a theoretical capital structure containing an equity component which is less than the actual amount when determining the amount of return on capital which is recoverable through tariffs. This has resulted in a lower return on capital than the amount which would be determined using actual amounts.

The above are examples where actual costs would not have a cause-and-effect relationship with revenues.

In addition, other actions of the CREG have, in certain cases, conflicted with the guidelines contained in the Decrees raising further uncertainty as to the ultimate rate-setting process to be implemented by them. For example, it has allocated the benefit of excess profits above those planned when tariffs were established almost entirely to customers despite the guidelines in the Decrees indicate that these excesses should be shared equally between the shareholders of the system operators and their customers. This evidences the importance and the uncertainties created by the ruling issued by regulators in the current environment in Belgium.

On June 14, 2005, a law was passed in Belgium which mandates that Federal Decrees be issued providing new guidelines relative to the rate setting process which we expect to be applicable in 2007. As a result, we are awaiting the issuance of decrees which will encompass a multi-year rate-setting process, and which, we expect, will provide specificity (i.e., definition of allowable costs, treatment of a revenue shortfall, etc.) and guidelines applicable to the rate-setting process over the long-term for both the electricity and gas sectors. We believe that these guidelines may have a significant impact on the rate-setting process in Belgium and our ability to recover our costs.

In assessing the applicability of SFAS No. 71, we have considered the fact that the criteria of paragraph 5 of SFAS No. 71 were developed in the context of the regulatory environment in place in the United States at the time the standard was issued. This environment was the evolution over a significant period of cost-based regulation providing an issuer of financial statements with a reasonable basis of assessing the criteria of paragraph 5 of SFAS No. 71 and accounting for its regulated operations subsequent to the adoption of the standard. As outlined above, the regulatory system in place in Belgium is in its formative stage (in place for as little as one year for certain sectors) with numerous factors creating change and uncertainty.

We also have considered paragraph 4 of SFAS No. 101, “Regulated Enterprises –Accounting for the Discontinuation of Application of FASB Statement No. 71,” and concluded that the facts and circumstances described above met the criteria outlined in paragraph 4b and 4d of SFAS No. 101. Specifically, regulatory actions have and may continue to limit our ability to sell the Services at rates that will recover costs. Conversely, we concluded that the regulatory system in place in Belgium is in a state of change and, to date has not provided us with a reasonable basis to conclude that the ultimate rate setting process will be designed and implemented in a way which recovers our costs.

Accordingly, we have concluded that we have not met the criteria of paragraph 5 of SFAS No. 71. However, we will continue to evaluate the applicability of SFAS No. 71 as the regulatory environment and rate-setting process becomes more stable and clearer.

While we recognize that each member state of the European Union (the “EU”) may be at different stages of implementing the electricity and gas directives of the EU, we are not aware of any utility company who have adopted SFAS No. 71 with respect to their European operations.

3.	Please refer to your response to comment 5 in our letter dated September 30, 2005. As you apply SFAS 71 to the regulated utilities of United Water Resources, please disclose information regarding its regulatory status and the amounts and classifications of regulatory assets and liabilities. Further, if any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. Refer to the requirements of paragraph 20 of SFAS 71.

We acknowledge the Staff’s comment and we confirm that we will include in future filings the disclosures required under SFAS No. 71 when applying this standard to the regulated utilities of United Water Resources to the extent that the related amounts are material.

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SUEZ hereby acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns which the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (33-1) 40 06 11 10 or Christelle Martin, Group Senior V.P. Strategic Planning, Control and Accounting from Suez at (33-1) 40 06 27 03.

Sincerely yours,
/s/ Gérard Lamarche
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Gérard Lamarche
Chief Financial Officer